Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	NineMonths
	Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	September	December	December	December	December	December
	30, 200~~4~~	31, 2003	31, 2002	31, 2001	31, 2000	31, 1999
Net income from continuing operations less preferred dividends	$94,411	$144,455	$156,582	$218,320	$206,475	$139,636
Preferred dividends	24,321	37,321	45,053	52,442	48,981	42,604
Earnings from land and depreciated property dispositions	(8,940)	(15,752)	(7,292)	(45,708)	(60,692)	(10,012)
Operating Partnership minority interest	9,970	15,656	17,088	30,460	31,096	19,811
Interest expense	99,755	126,039	111,730	106,575	124,154	86,757
Earnings before fixed charges	$219,517	$307,719	$323,161	$362,089	$350,014	$278,796
Interest expense	$99,755	$126,039	$111,730	$106,575	$124,154	$86,757
Interest costs capitalized	4,381	6,734	13,529	25,859	32,980	26,017
Total fixed charges	$104,136	$132,773	$125,259	$132,434	$157,134	$112,774

Preferred dividends	$24,321	$37,321	$45,053	$52,442	$48,981	$42,604
Total fixed charges and preferred Dividends	$128,457	$170,094	$170,312	$184,876	$206,115	$155,378

Ratio of Earnings to Fixed Charges	2.11	2.32	2.58	2.73	2.23	2.47
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.71	1.81	1.90	1.96	1.70	1.79